# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Evans Bancorp Inc., CIK 0000842518
CUSIP: 29911Q208
Title of class of securities: Common Stock, $0.50 par value
Address of issuer's principal executive offices: 6460 Main Street, Williamsville, New York (NY), 14221
Date of event which requires filing of this statement: 05/02/2025
Amends the filing with accession number 0000897069-22-000616
Filed by CIK 0001569147
Persons authorized to receive notices and communications: John W. Palmer, PL Capital Advisors, LLC, 750 Eleventh Street, South, Suite 202, Naples, Florida (FL), 34102, 239-777-0187; Copy to: Peter D. Fetzer, Foley & Lardner LLP, 777 East Wisconsin Avenue, Suite 3800, Milwaukee, Wisconsin (WI), 53202-5306, 414.297.5596; Copy to: Philip M. Goldberg, Foley & Lardner LLP, 321 North Clark Street, Chicago, Illinois (IL), 60654-5313, 312.832.4549

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LASHLEY RICHARD J (CIK 0001204241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.50 par value
Name of issuer: Evans Bancorp Inc.
Address of issuer's principal executive offices: 6460 Main Street, Williamsville, New York (NY), 14221

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the "Reporting Persons"). The joint filing agreement of the Reporting Persons was attached as Exhibit 99.1 to the initial filing of the Schedule 13D. As noted above, this amended and restated Schedule 13D relates to the common stock, $0.50 par value ("Common Stock"), of Evans Bancorp, Inc. (the "Company").
Residence or business address: The principal business address of the Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.
Present principal occupation or employment: The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the "Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has full discretionary voting and dispositive power over any shares of Common Stock held on behalf of the Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The Clients do not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and are therefore not deemed to beneficially own any shares of Common Stock held on their behalf, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: Mr. Lashley and Mr. Palmer are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons no longer have voting and dispositive power over any shares of Common Stock of the Company.

From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. on such firm's usual terms and conditions. All or part of the shares of Common Stock previously owned by the Clients may from time to time have been pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Clients. Such loans, if any, generally bore interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may have been refinanced with other banks or broker-dealers.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the Reporting Persons third amendment to its initial Schedule 13D, after transitioning from their Schedule 13G filing.

The Reporting Persons no longer own any shares of Common Stock. The Reporting Persons had previously acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

On May 2, 2025, the acquisition of the Company by NBT Bancorp Inc. ("NBT Bancorp") was completed. Under the terms of the acquisition, the Company's shareholders received NBT Bancorp common stock in exchange for their shares of Common Stock of the Company. The Reporting Persons own less than 5% of NBT Bancorp following the exchange. Therefore, the Reporting Persons will not submit a filing regarding their ownership of NBT Bancorp.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons no longer own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons no longer own any shares of Common Stock.
Transactions in the class effected during the past sixty days: On May 2, 2025, the acquisition of the Company by NBT Bancorp was completed. Under the terms of the acquisition, the Company's shareholders received NBT Bancorp common stock in exchange for their shares of Common Stock of the Company. The Reporting Persons own less than 5% of NBT Bancorp following the exchange. Therefore, the Reporting Persons will not submit a filing regarding their ownership of NBT Bancorp.
Other persons with the right to receive dividends or sale proceeds: The Reporting Persons no longer own any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 2, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: PL Capital Advisors is the investment manager on behalf of the Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., PL Capital Plus Fund, L.P., and Goodbody/PL Capital, L.P., each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement (previously filed).

## Signatures
- PL Capital Advisors, LLC: /s/ John W. Palmer, John W. Palmer, Managing Member (06/05/2025)
- PL Capital Advisors, LLC: /s/ Richard J. Lashley, Richard J. Lashley, Managing Member (06/05/2025)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, Richard J. Lashley (06/05/2025)
- PALMER JOHN W: /s/ John W. Palmer, ohn W. Palmer (06/05/2025)